April 3, 2007

FILED VIA EDGAR

Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to the requirements of Rule 17g-1(g)(1) under the Investment Company Act of 1940 (“1940 Act”), the following documents are enclosed with this letter:

1. a Rider to the joint fidelity bond to include NASDAQ Premium Income & Growth Fund Inc. as an insured participant in the joint fidelity bond with S&P 500 GEARED Fund Inc., Defined Strategy Fund Inc., Dow 30 Premium & Dividend Income Fund Inc., S&P 500 Covered Call Fund Inc., Small Cap Premium & Dividend Income Fund Inc., Enhanced S&P 500 Covered Call Fund Inc., and Global Income & Currency Fund Inc.;

2. a copy of the resolutions of a majority of the Board of Directors who are not “interested persons” of the registered management investment companies set out above approving the amount, type, form and coverage of the bond and the portion of the premium to be paid by such companies;

3. a statement showing the amount of the single insured bond that each investment company would have provided and maintained had it not been named as an insured under a joint insured bond; and

4. a copy of the Amended and Restated Agreement dated as of January 30, 2007 between each of the investment companies set out above pursuant to Rule 17g-1(f) under the 1940 Act.

The premium for the joint fidelity bond has been paid for the period of October 26, 2006 through October 26, 2007. NASDAQ Premium Income & Growth Fund Inc. commenced operations on January 30, 2007 and was added to the joint fidelity bond as an insured participant effective as of January 30, 2007.

April 3, 2007

If you have any questions regarding this filing, please contact me at 212-449-6577.

Very truly yours,

/s/ Colleen R. Rusch
Colleen R. Rusch
Chief Administrative Officer IQ Investment Advisors LLC

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED		BOND NUMBER
S&P 500® GEAREDSM Fund Inc.		04712106B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
January 30, 2007	October 26, 2006 to October 26, 2007	/S/ Frank Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

NASDAQ Premium Income & Growth Fund Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

OFFICER’S CERTIFICATE

of

S&P 500 GEARED FUND INC.

DEFINED STRATEGY FUND INC.

DOW 30 PREMIUM & DIVIDEND INCOME FUND INC.

S&P 500 COVERED CALL FUND INC.

SMALL CAP PREMIUM & DIVIDEND INCOME FUND INC.

ENHANCED S&P 500 COVERED CALL FUND INC.

GLOBAL INCOME & CURRENCY FUND INC.

NASDAQ PREMIUM INCOME & GROWTH FUND INC.

This Officer’s Certificate is being furnished on behalf of S&P 500 GEARED Fund Inc., Defined Strategy Fund Inc., Dow 30 Premium & Dividend Income Fund Inc., S&P 500 Covered Call Fund Inc., Small Cap Premium & Dividend Income Fund Inc., Enhanced S&P 500 Covered Call Fund Inc., Global Income & Currency Fund Inc., and NASDAQ Premium Income & Growth Fund Inc., each a Maryland corporation (the “Funds”), in connection with the addition of the NASDAQ Premium Income & Growth Fund Inc. as a joint participant of a joint fidelity bond required pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940.

The undersigned hereby certifies that he is an officer of the Funds and further certifies on behalf of the Funds that the following resolutions were duly adopted by the Board of Directors of each Fund on December 15, 2006, each Board consisting solely of Directors who are not “interested persons” of the respective Fund:

RESOLVED, that NASDAQ Premium shall be named as an insured under a joint insured fidelity bond (the “Bond”) having an aggregate coverage of $10 million issued by ICI Mutual Insurance Company, a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of NASDAQ Premium from time to time, containing such provisions as may be required by the rules promulgated under the 1940 Act; and

FURTHER RESOLVED, that the proposed form and amount of the Bond be, and the same hereby are, approved by the Directors (all of whom are Independent Directors), based on such factors including, but not limited to the amount of the Bond, the expected value of the assets of NASDAQ Premium to which any person covered under the Bond may have access, the estimated amount of the premium for such Bond, the type and terms of the arrangements made for the custody and safekeeping of NASDAQ Premium’s assets, and the nature of the securities in NASDAQ Premium’s portfolio; and

FURTHER RESOLVED, that the share of the premium to be allocated to the Funds and IQ Advisors for the Bond, which is based upon their proportionate share of the sum of the premiums that would have been paid if such Bond had been purchased separately, be, and the same hereby is, approved by the Directors (all of whom are Independent Directors), after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of the business activities of those other parties, the amount of the Bond and the extent to which the share of the premium allocated to NASDAQ Premium under the Bond is less than the premium that NASDAQ Premium would have had to pay had it maintained a single insured bond; and

FURTHER RESOLVED, that the officers of NASDAQ Premium be, and each of them hereby is, authorized to obtain the Bond and pay the premium therefor; and

FURTHER RESOLVED, that NASDAQ Premium participate in the joint fidelity bond under which benefits as well as costs of the joint fidelity bond be split evenly between IQ Advisors and the Funds, with each Fund receiving a portion of the benefits based on that Fund’s total assets and that IQ Advisors pay the portion of the premium allocated to each Fund until that Fund is offered for sale; and

FURTHER RESOLVED, that the agreement among the Funds and IQ Advisors providing that in the event that any recovery is received under the Bond as a result of a loss sustained by the Funds and also by any other names insured, NASDAQ Premium shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 is approved with such further changes therein as the officers of NASDAQ Premium may determine to be necessary or desirable and proper with the advice of Fund’s counsel, the execution of said Joint Fidelity Bond Agreement by such officers to be conclusive evidence of such determination; and

FURTHER RESOLVED, that the Secretary of NASDAQ Premium be, and hereby is, designated as the party responsible for making the necessary filings and giving that notices with respect the Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, the undersigned has executed this Officer’s Certificate on this 2nd day of April, 2007.

S&P 500 GEARED FUND INC.
DEFINED STRATEGY FUND INC.
DOW 30 PREMIUM & DIVIDEND INCOME FUND INC.
S&P 500 COVERED CALL FUND INC.
SMALL CAP PREMIUM & DIVIDEND INCOME FUND INC.
ENHANCED S&P 500 COVERED CALL FUND INC.
GLOBAL INCOME & CURRENCY FUND INC.
NASDAQ PREMIUM INCOME & GROWTH FUND INC.

By:	/s/ Donald C. Burke
Donald C. Burke
Secretary

2006 - 2007 Fidelity Bond Liability Insurance Premium Allocation

Fund Name	Commencement of Operations	Fidelity Limit of Liability	Gross Assets as of 12/29/06		Premium Based on Limit of Liability as of 12/29/06	liability limit
Policy Period (Oct. 26, 2006 - Oct. 26, 2007)
1) S&P 500 GEARED Fund Inc.	11/1/2004	$450,000	$89,808,298		$2,455	450,000
2) Defined Strategy Fund Inc.	12/28/2004	$600,000	$240,456,345		$3,273	600,000
3) Dow 30 Premium & Dividend Income Fund Inc.	4/29/2005	$600,000	$235,033,792		$3,273	600,000
4) S&P 500 Covered Call Fund Inc.	3/31/2005	$750,000	$326,138,365		$4,092	750,000
5) Small Cap Premium & Dividend Income Fund Inc.	7/29/2005	$600,000	$288,626,203		$3,273	600,000
6) Enhanced S&P 500 Covered Call Fund Inc.	9/30/2005	$600,000	$184,810,939		$3,273	600,000
7) Global Income & Currency Fund Inc.	4/28/2006	$600,000	$144,635,099		$3,273	600,000
8) NASDAQ Premium Income & Growth Fund Inc.	1/30/2007	$750,000	$336,315,970	**	$4,092	750,000
						1,500,000
						6,450,000

		$4,950,000

IQ Funds					$22,913
IQ Advisors*					$47,463

Annual Premium					$70,376

Total limit of liability is $10,000,000.

*	Premiums for future funds are reflected in the IQ Advisors total until commencement of the open-end initiative allows for a proper allocation.
**	Gross Assets as of 1/30/2007

Prepared on February 23, 2007

AMENDED AND RESTATED JOINT FIDELITY BOND AGREEMENT

THIS AMENDED AND RESTATED AGREEMENT (“Amended and Restated Agreement”) is made as of January 30, 2007 by and between

S&P 500 GEARED Fund Inc.

Defined Strategy Fund Inc.

S&P 500 Covered Call Fund Inc.

Dow 30 Premium & Dividend Income Fund Inc.

Small Cap Premium & Dividend Income Fund Inc.

Enhanced S&P 500 Covered Call Fund Inc.

Global Income & Currency Fund Inc.

NASDAQ Premium Income & Growth Fund Inc.

W I T N E S S E T H

WHEREAS, the parties to the Joint Fidelity Bond Agreement dated October 26, 2006 (“Original Agreement”) are amending and restating the Original Agreement to add the NASDAQ Premium Income & Growth Fund Inc. as a party; and

WHEREAS, the above-named registered investment companies (the “Insureds”) are joint named Insureds under a bond issued by ICI Mutual Insurance Company (the “Bond”);

WHEREAS, Rule 17g-1 under the Investment Company Act of 1940 requires that each registered investment company named as an insured on a joint insured bond enter into an agreement with the other named Insureds containing certain provisions regarding the respective shares to be received by said Insured in the event recovery is received under the joint insured bond as a result of a loss sustained by them;

NOW, THEREFORE, the parties hereto, in consideration of the premises and the mutual covenants contained herein, hereby agree as follows:

1. Joint Insured Bond. The Insureds shall maintain in effect a joint fidelity insurance Bond from one or more reputable fidelity insurance companies which shall be authorized to do business in the place where the Bond is issued, insuring the Insureds against larceny and embezzlement and covering such of their officers and employees who may, singly or jointly with others, have access, directly or indirectly, to their securities or funds. The Bond shall name each party as an insured and shall comply with the requirements of such bonds established by Rule 17g-1.

2. Allocation of Premium. Each party hereto shall pay a percentage of the total premium of the bonds which equals the portion of the aggregate amount of coverage allocated to such party.

3. Allocation of Proceeds.

(a) If one or more parties sustain a single loss for which recovery is received under the Bond, each party shall receive that portion of the recovery which is sufficient in amount to indemnify that party in full for the loss sustained by it, unless the recovery is inadequate to fully indemnify all parties sustaining a single loss.

(b) If the recovery is inadequate to indemnify fully all parties sustaining a single loss, the recovery shall be allocated among the parties as follows:

(i) Each party sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the minimum amount of the fidelity Bond coverage which would be required to be maintained by such party under a single insured bond (determined as of the time of the loss in accordance with the provisions of Rule 17g-1); and

(ii) The remaining portion of the recovery (if any) shall be allocated to each party sustaining a loss not fully indemnified by the allocation under subparagraph (i) in the same proportion as the portion of each party’s loss which is not fully indemnified bears to the sum of the unindemnified losses of all parties. If such allocation would result in any party’s receiving a portion of the recovery in excess of the loss actually sustained by it, the aggregate of such excess portion shall be reallocated to the other parties whose losses would not be fully indemnified as a result of the foregoing allocation.

4. Claims and Settlements. Each party shall, within ten days after the making of any claim under the Bond, provide the other parties with written notice of the amount and nature of such claim. Each party shall, within ten days after the receipt thereof, provide the other parties with written notice of the terms of settlement of any claim made under the Bond by such party.

5. Modifications and Withdrawal. Each party hereby consents to additional investment companies advised by IQ Investment Advisors LLC being named as a joint insured under the Bond and this Amended and Restated Agreement. If pursuant to

Rule 17g-1 any party shall determine that the coverage described herein should otherwise be modified, it shall so notify the other parties hereto, indicating the nature of the modification which it believes to be appropriate. This Amended and Restated Agreement shall be so modified with the written consent of a majority of the parties. Any party may withdraw from this Amended and Restated Agreement that any time and cease to be a party hereto (except with respect to losses occurring prior to such withdrawal) by giving not less than thirty days prior written notice to the other parties of such withdrawal. Upon withdrawal, such party shall cease to be a named insured on the Bond and shall be entitled to receive any premium rebated by the fidelity company with respect to such withdrawal.

6. Governing Law. This Amended and Restated Agreement shall be construed in accordance with the laws of the State of New Jersey.

7. No Assignment. This Amended and Restated Agreement is not assignable.

8. Notices. All Notices and other communications hereunder shall be in writing and shall be addressed to the appropriate party at P.O. Box 9011, Princeton, NJ 08543-9011.

IN WITNESS WHEREOF, each of the parties hereto had duly executed this Amended and Restated Agreement as of the day and year first written above.

By	/s/ Donald C. Burke
Donald C. Burke, Vice President, Treasurer, & Secretary
S&P 500 GEARED Fund Inc.; Defined Strategy Fund Inc.; S&P 500 Covered Call Fund Inc.; Dow 30 Premium & Dividend Income Fund Inc.; Small Cap Premium & Dividend Income Fund Inc.; Enhanced S&P 500 Covered Call Fund Inc.; Global Income & Currency Fund Inc.; NASDAQ Premium Income & Growth Fund Inc.